Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Madison Square Garden, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-164597) on Form S-8 of Madison Square Garden, Inc. (a combination of certain businesses and assets of Cablevision Systems Corporation) of our report dated March 18, 2010, with respect to the combined balance sheets of Madison Square Garden, Inc. as of December 31, 2009 and 2008, related combined statements of operations, group equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the related combined financial statement schedule, which report appears in the December 31, 2009 annual report on Form 10-K of Madison Square Garden, Inc.

/s/ KPMG LLP

New York, New York
March 18, 2010